Exhibit 99.1
trivago Announces Ratio Change under its American Depositary Share Program
DÜSSELDORF, Germany, October 27, 2023 - trivago N.V. (NASDAQ: TRVG) announced today that its management board has approved a change of ratio in the Company’s American Depositary Share (“ADS”) program, comprising a change in the ratio of American Depositary Shares (the “ADSs”) to trivago class A shares (the “Shares”) from one (1) ADS representing one (1) Share, to one (1) ADS representing five (5) Shares (the “Ratio Change”). The effective date of the Ratio Change (the “Effective Date”) is expected to be November 7, 2023.
Pursuant to the Ratio Change, as of the Effective Date, record holders who directly hold ADSs will be required to exchange their existing ADSs for new ADRs on the basis of one (1) new ADR for every five (5) existing ADSs surrendered. The Depositary will contact the Company’s ADS holders and arrange for the exchange of their existing ADSs for new ADSs. ADS beneficial holders who hold through an ADS holder intermediary need not take any action in connection with the Ratio Change. No new Shares will be issued in connection with the Ratio Change. The ADSs will continue to be traded on The Nasdaq Stock Exchange under the symbol “TRVG.”
Additionally, as previously announced, the Company’s management board, with the approval of its supervisory board, has resolved to issue a one-time extraordinary dividend, totaling EUR 184,380,959. As previously announced, part of this extraordinary dividend in the amount of EUR 167,893,889 is subject to trivago shareholder approval. The dividend is expected to equal EUR 0.529228 per Share for those holders as of record on November 3, 2023. The payment of the distribution on the ADS is anticipated to be made on November 13, 2023.
Further information regarding the one-time extraordinary dividend is contained in the convening notice and explanatory notes for the extraordinary general meeting of shareholders to be held on November 1, 2023, which are available free of charge in the Investor Relations section of trivago N.V.'s corporate website at ir.trivago.com.

About trivago N.V.
trivago is a global hotel and accommodation search platform. We are focused on reshaping the way travelers search for and compare different types of accommodations, such as hotels, vacation rentals and apartments, while enabling our advertisers to grow their businesses by providing them with access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their search for accommodations and providing them with access to a deep supply of relevant information and prices.

Media Contact
corentine.aronica@trivago.com

Investor Contact:
ir@trivago.com

Forward looking statements
This press release contains certain forward-looking statements. Words, and variations of words such as "believe," "expect," "plan," "continue," "will," "should," and similar expressions are intended to identify our forward-looking statements. These forward-looking statements involve risks and uncertainties, many of which are beyond our control, and important factors that could cause actual events and results to differ materially from those in the forward-looking statements. For additional information factors that could affect our forward-looking statements, see our risk factors, as they may be amended from time to time, set forth in our public filings with the Securities and Exchange Commission. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this press release, except as required by applicable law or regulation.

As used herein, references to "we", "us", the "company", or "trivago", or similar terms shall mean trivago N.V. and, as the context requires, its subsidiaries.